Exhibit 99.2

CASCADES INC.
Unaudited financial information
As at June 30, 2004 and
for the six-month periods ended June 30, 2004 and 2003
(in millions of Canadian dollars)

1      Summary of differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of Cascades Inc. (the "Company") as at June 30, 2004 and for the six-month periods ended June 30, 2004 and 2003 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differ in certain respects from U.S. generally accepted accounting principles ("U.S. GAAP"). Such differences, as they relate to the Company, are summarized below.

Reconciliation of net earnings (loss), shareholders' equity and balance sheet

a)
The following summary sets out the material adjustments to the Company's reported net earnings (loss), shareholders' equity and balance sheet which would be made in order to reconcile to U.S. GAAP. It also provides the statement of changes in shareholders' equity under U.S. GAAP.

Reconciliation of net earnings (loss)

	Note		For the six-month period ended June 30, 2004 $	For the six-month period ended June 30, 2003 $
Net earnings (loss) under Canadian GAAP			(9)	45
U.S. GAAP adjustments:
Start-up costs	(b	)	(1)	—
Gain realized on formation of Norampac	(c	)	(3)	(2)
Unrealized exchange gains (losses) arising from foreign exchange forward contracts	(d	)	(4)	8
Unrealized gains arising from change in fair values of commodity derivative financial instruments	(e	)	2	4
Unrealized gains from interest rate swaps	(f	)	—	1
Employee future benefits	(g	)	—	1
Dividends on preferred shares of a subsidiary	(i	)	—	1
Tax effect on above adjustments			2	(4)
Non-controlling interests			—	(1)

Net earnings (loss) under U.S. GAAP			(13)	53

Net earnings (loss) under U.S. GAAP per common share
Basic			(0.15)	0.64
Diluted			(0.15)	0.64

Statement of changes in shareholders' equity under U.S. GAAP

	Number of shares	For the six-month period ended June 30, 2004 $	Number of shares	For the six-month period ended June 30, 2003 $
Common stock
Balance as of January 1	81,731,387	262	81,826,272	261
Shares issued on exercise of stock options	52,877	1	83,523	1
Redemption of common shares	(15,600)	—	(275,000)	(1)

Balance as of June 30	81,768,664	263	81,634,795	261

Adjustment relating to stock options
Balance as of January 1		4		3
Adjustment of the period		1		1

Balance as of June 30		5		4

Retained earnings
Balance as of January 1		832		788
Net earnings (loss) for the period		(13)		53
Dividend on common shares		(7)		(6)
Dividend on preferred shares		—		(1)
Excess of common share redemption price over their paid-up capital		—		(2)

Balance as of June 30		812		832

Accumulated other comprehensive earnings
Balance as of January 1		4		38
Changes of the period—net of tax
Translation adjustments		5		(43)
Unrealized exchange gains arising from foreign exchange forward contracts designated as hedges		1		—

Balance as of June 30		10		(5)

Rounding		1		—

Shareholders' equity—June 30		1,091		1,092

Reconciliation of shareholders' equity

	Note		As at June 30, 2004 $	As at December 31, 2003 $
Shareholders' equity under Canadian GAAP			1,046	1,056
U.S. GAAP adjustments:
Start-up costs	(b	)	(6)	(5)
Gain realized on formation of Norampac	(c	)	59	62
Unrealized exchange gains (losses) arising from foreign exchange forward contracts	(d	)	4	7
Unrealized gains arising from change in fair values of commodity derivative financial instruments net of provision for instruments currently in default	(e	)	6	4
Employee future benefits	(g	)	(10)	(10)
Minimum pension liability	(h	)	(16)	(16)
Tax effect on above adjustments			(2)	(5)
Excess of redemption price of Class B preferred shares on their paid-up capital	(p	)	10	10

Shareholders' equity under U.S. GAAP			1,091	1,103

Reconciliation of balance sheet

		As at June 30, 2004		As at December 30, 2003
	Note	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Property, plant and equipment	(c)(k)(p)	1,641	1,686	1,636	1,684
Other assets and goodwill (long-term)	(b) to (g)	285	306	269	297
Accounts payable and accrued liabilities	(d)(e)(f)	457	456	453	452
Other liabilities (long-term)	(b)(c)(d)(e) (g)(i)(p)	262	286	265	293
Shareholders' equity	(b) to (j), (p)	1,046	1,091	1,056	1,103

        The amounts presented in the above table under both Canadian and U.S. GAAP include joint ventures accounted for under the proportionate consolidation method as described in (m).

b)
Under Canadian GAAP, start-up costs are deferred and amortized over a period not exceeding five years. Under U.S. GAAP, start-up costs are accounted for under Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-up Activities", and are included in the statement of earnings in the period they are incurred.

c)
On December 30, 1997, the Company and Domtar Inc. merged their respective containerboard and corrugated packaging operations to form Norampac Inc., a 50-50 joint venture. Under Canadian GAAP, a portion of the gain realized on the transaction of an original amount of approximately $58 million, net of tax, was recorded against property, plant and equipment and goodwill. Under U.S. GAAP, this gain would have been recognized in earnings on December 30, 1997.

In addition, under U.S. GAAP, additional liabilities would have been included in the allocation of the purchase price at the date of the transaction with respect to employee future benefits with a corresponding adjustment to goodwill.

d)
Under Canadian GAAP, gains and losses arising from foreign exchange forward contracts used to hedge anticipated sales or purchases are charged to earnings as an adjustment of sales or cost of sales when the underlying sale or purchase is recorded. Under U.S. GAAP, the unrealized gains and losses from the foreign exchange forward contracts that are not designated as hedges as defined in SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", are charged to earnings as they arise. The unrealized exchange gains and losses arising from foreign exchange forward contracts that are designated as hedges are recorded to comprehensive earnings and are being transferred to earnings as the related contracts mature.

e)
Under Canadian GAAP, gains and losses arising from swap commodity contracts are charged to earnings only when realized. Under U.S. GAAP, the unrealized gains and losses arising from these contracts, which do not meet the requirements of hedging as defined in SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", are charged to earnings. However, the net unrealized loss of $0.2 million after tax that existed upon the adoption of SFAS 133 and SFAS 138 has been recorded to comprehensive earnings and is being transferred to earnings as the contracts mature.

f)
Under Canadian GAAP, unrealized gains and losses on interest rate swaps designated as hedges are not recognized in the financial statements. Under U.S. GAAP, these contracts are not designated as hedges and therefore, the unrealized gains and losses are charged to earnings. As at June 30, 2003, the Company held certain interest rate swap agreements for speculative purposes which were terminated before the end of the year 2003. Under both Canadian and U.S. GAAP, these instruments were marked to market on the balance sheet through earnings.

g)
Before the adoption of CICA 3461, "Employee Future Benefits", on January 1, 2000, the discount rate used in the measurement of pension costs and obligations under U.S. GAAP differed from the one used under Canadian GAAP. In addition, as allowed by Canadian GAAP before January 1, 2000, the Company recognized post-employment costs and obligations using the cash basis of accounting. Under CICA 3461, the treatment of pension costs is not materially different from U.S. GAAP. The remaining adjustments result from the amortization of actuarial losses and gains which arose prior to January 1, 2000.

h)
Under U.S. GAAP, a minimum pension liability adjustment must be recorded when the accumulated benefit obligation of a plan is greater than the fair value of its assets. The excess of its liability over the intangible asset, which can also be recorded for the plan, is recorded in comprehensive earnings in shareholders' equity.

i)
Under Canadian GAAP, dividends on mandatorily redeemable preferred shares of a subsidiary are charged to earnings as interest expense. Under U.S. GAAP, declared dividends prior to July 1, 2003 are charged to earnings but as non-controlling interests. Since July 1, 2003, in accordance with SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity", dividends are charged to earnings as interest expense.

In addition, under U.S. GAAP, declared dividends prior to July 1, 2003 would have been shown as a financing activity in the cash flow statement. Since July 1, 2003, these dividends are shown as an operating activity, as they are under Canadian GAAP.

j)
Under U.S. GAAP and in accordance with SFAS 123, "Accounting for Stock-Based Compensation", and subsequently amended by SFAS 148, "Accounting by Stock-Based Compensation Transition and Disclosure", companies are permitted to apply the fair value method of accounting for stock-based compensation awards granted to employees. Under Canadian GAAP, the Company applied the recommendations of CICA 3870, "Stock-Based Compensation and Other Stock-Based Payments", which also permits the fair value method of accounting for stock-based compensation awards granted to employees. As a result, there is no Canadian GAAP to U.S. GAAP adjustment to earnings for stock options granted after January 1, 2002. Prior to the adoption of CICA 3870, under Canadian GAAP, compensation expense was not recognized for stock options. Any consideration paid by employees on the exercise of stock options is credited to share capital.

k)
Comprehensive earnings

	For the six-month period ended June 30, 2004 $	For the six-month period ended June 30, 2003 $
Net earnings (loss) under U.S. GAAP	(13)	53
Translation adjustments	5	(43)
Unrealized exchange gains arising from foreign exchange forward contracts designated as hedges, net of related income taxes	1	—

Comprehensive earnings under U.S. GAAP	(7)	10

l)
Accumulated other comprehensive earnings

	As at June 30, 2004 $	As at December 31, 2003 $
Cumulative translation adjustments	19	14
Cumulative minimum pension liability adjustments, net of related income taxes	(10)	(10)
Cumulative unrealized exchange gains arising from foreign exchange forward contracts designated as hedges	1	—

	10	4

m)
Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders' equity. Rules prescribed by the Securities and Exchange Commission of the United States ("SEC") permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture. In addition, the Company discloses the major components of its financial statements resulting from the use of the proportionate consolidation method to account for its interests in joint ventures. This disclosure is included in both the annual and interim consolidated financial statements of the Company.

n)
Under Canadian GAAP, the Company's deferred financing costs are amortized on a straight-line basis over the anticipated period of repayment of the underlying debt. Under U.S. GAAP, such costs are amortized under the interest method. Amortization under both methods was not materially different for each of the periods presented.

o)
Under U.S. GAAP, the premium paid on redemption of long-term debt would be classified as an operating activity and not as cash flow used in financing activities. In addition, under U.S. GAAP, financing charges incurred in the first six months of 2003 amounting to $24 million would be classified under operating activities rather than financing activities.

p)
Under Canadian GAAP, the Class B preferred shares of a subsidiary are included under capital stock. Under U.S. GAAP, these preferred shares would be shown on the balance sheet as a non-controlling interest. In May 2003, the Company redeemed all of the outstanding Class B preferred shares of a subsidiary for a consideration of $16 million. Under Canadian GAAP, the excess of the redemption price of $10 million over the recorded capital was included in retained earnings. Under U.S. GAAP, as these preferred shares represent a non-controlling interest, the excess of $10 million would have been recorded as an increase of $15 million in property, plant and equipment and an increase of $5 million in future income tax liabilities. In addition, under U.S. GAAP, the premium paid on redemption would be classified under investing activities rather than financing activities.

q)
The reconciliation of cash flow is not presented as there are no significant differences between Canadian and U.S. GAAP.

r)
Inventories

	As at June 30, 2004 $	As at December 31, 2003 $
Finished goods	265	260
Raw materials	104	104
Supplies	140	137

	509	501

s)
Change in non-cash working capital components

	For the six-month period ended June 30, 2004 $	For the six-month period ended June 30, 2003 $
Accounts receivable	(43)	(46)
Inventories	—	(24)
Accounts payable and accrued liabilities	(7)	(12)

	(50)	(82)

Accounting pronouncement not yet implemented under U.S. GAAP

t)
Variable interest entities

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". The primary objective of this interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities (VIEs). FIN 46 is effective for VIEs created or modified after January 31, 2003 and to any VIEs in which the Company obtains an interest after that date. In October 2003, the FASB deferred the effective date of FIN 46 to the first interim annual period ending after December 15, 2003 for VIEs created prior to February 1, 2003. The adoption of this standard will not have any impact on the financial position or results of operations of the Company.

2    Supplemental condensed consolidated financial information

        The 7.25% unsecured senior notes ("senior notes") of the Company are fully and unconditionally guaranteed on a joint and several basis by the Company's subsidiaries located in Canada and the United States (the "Subsidiary Guarantors"). The senior notes are not guaranteed by the Company's other subsidiaries or by any of its joint ventures (the "Non-guarantor Subsidiaries"). The following supplemental condensed consolidated financial information sets forth, on an unconsolidated basis, the balance sheets as at June 30, 2004 and December 31, 2003 and the statements of earnings, retained earnings and cash flows for each of the six-month periods ended June 30, 2004 and 2003 for Cascades Inc. (the "Parent Company"), and on a combined basis for the Subsidiary Guarantors and the Non-guarantor Subsidiaries. The supplemental condensed consolidated financial information, which has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), reflects the investments of the Parent Company in the Subsidiary Guarantors and the Non-guarantor Subsidiaries using the equity method.

a)    Condensed consolidated balance sheets under Canadian GAAP

	As at June 30, 2004
	Parent Company $	Subsidiary Guarantors $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Assets
Current assets
Cash and cash equivalents	—	122	15	(107)	30
Accounts receivable	26	346	276	(106)	542
Inventories	—	315	195	(1)	509

	26	783	486	(214)	1,081
Property, plant and equipment	—	1,067	717	(143)	1,641
Other assets	1,987	389	91	(2,273)	194
Goodwill	—	20	113	(42)	91

	2,013	2,259	1,407	(2,672)	3,007

Liabilities and Shareholders' Equity
Current liabilities
Bank loans and advances	—	53	17	(7)	63
Accounts payable and accrued liabilities	64	264	236	(107)	457
Current portion of long-term debt	—	15	10	(13)	12

	64	332	263	(127)	532
Long-term debt	892	1,164	349	(1,238)	1,167
Other liabilities	11	195	145	(89)	262
Shareholders' equity
Capital stock	265	621	435	(1,056)	265
Retained earnings	762	10	173	(183)	762
Cumulative translation adjustments	19	(63)	42	21	19

	1,046	568	650	(1,218)	1,046

	2,013	2,259	1,407	(2,672)	3,007

	As at December 31, 2003
	Parent Company $	Subsidiary Guarantors $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Assets
Current assets
Cash and cash equivalents	17	21	16	(27)	27
Accounts receivable	44	219	249	(18)	494
Inventories	14	288	199	—	501

	75	528	464	(45)	1,022
Property, plant and equipment	74	987	725	(150)	1,636
Other assets	1,852	97	85	(1,848)	186
Goodwill	—	19	107	(43)	83

	2,001	1,631	1,381	(2,086)	2,927

Liabilities and Shareholders' Equity
Current liabilities
Bank loans and advances	2	21	20	—	43
Accounts payable and accrued liabilities	39	211	221	(18)	453
Current portion of long-term debt	—	15	14	(11)	18

	41	247	255	(29)	514
Long-term debt	855	767	330	(860)	1,092
Other liabilities	49	163	139	(86)	265
Shareholders' equity
Capital stock	264	378	438	(816)	264
Retained earnings	778	145	178	(323)	778
Cumulative translation adjustments	14	(69)	41	28	14

	1,056	454	657	(1,111)	1,056

	2,001	1,631	1,381	(2,086)	2,927

b)    Condensed consolidated statements of retained earnings under Canadian GAAP

	For the six-month period ended June 30, 2004
	Parent Company $	Subsidiary Guarantors $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Balance—Beginning of period	778	145	178	(323)	778
Net earnings (loss) for the period	(9)	(33)	10	23	(9)
Dividends on common shares	(7)	(16)	(15)	31	(7)
Effect of transaction with parent company	—	(86)	—	86	—

Balance—End of period	762	10	173	(183)	762

	For the six-month period ended June 30, 2003
	Parent Company $	Subsidiary Guarantors $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Balance—Beginning of period	749	189	174	(363)	749
Net earnings for the period	45	4	11	(15)	45
Dividends on common shares	(7)	(38)	(16)	54	(7)
Excess of common share redemption
price on their paid-up capital	(2)	—	—	—	(2)
Excess of the preferred shares of a subsidiary redemption price on their recorded capital	(10)	14	—	(14)	(10)

Balance—End of period	775	169	169	(338)	775

c)    Condensed consolidated statements of earnings under Canadian GAAP

	For the six-month period ended June 30, 2004
	Parent Company $	Subsidiary Guarantors $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Sales	—	1,112	765	(66)	1,811

Cost of sales and expenses
Cost of sales	—	944	635	(67)	1,512
Selling and administrative expenses	2	110	71	—	183
Gain on derivative financial instruments	—	—	(4)	—	(4)
Unusual gains	—	(4)	—	—	(4)
Depreciation and amortization	—	51	35	(7)	79

	2	1,101	737	(74)	1,766

Operating income (loss)	(2)	11	28	8	45
Interest expense	6	24	10	—	40
Foreign exchange loss on long-term debt	13	14	3	(14)	16

	(21)	(27)	15	22	(11)
Provision for (recovery of) income taxes	(9)	3	6	(1)	(1)
Shares of results of significantly influenced companies	(3)	4	(1)	(1)	(1)
Share of earnings attributed to non-controlling interests	—	(1)	—	1	—

Net earnings (loss) for the period	(9)	(33)	10	23	(9)

	For the six-month period ended June 30, 2003
	Parent Company $	Subsidiary Guarantors $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Sales	36	1,158	644	(66)	1,772

Cost of sales and expenses
Cost of sales	21	980	519	(67)	1,453
Selling and administrative expenses	5	112	64	2	183
Loss on derivative financial instruments	—	1	—	—	1
Depreciation and amortization	4	44	30	(7)	71

	30	1,137	613	(72)	1,708

Operating income	6	21	31	6	64
Interest expense	7	24	11	—	42
Foreign exchange gain on long-term debt	(36)	(13)	(6)	—	(55)
Loss on long-term debt refinancing	—	11	10	—	21

	35	(1)	16	6	56
Provision for (recovery of) income taxes	5	(3)	5	2	9
Shares of results of significantly influenced companies	(15)	(2)	—	19	2

Net earnings for the period	45	4	11	(15)	45

d)    Condensed consolidated statements of cash flows under Canadian GAAP

	For the six-month period ended June 30, 2004
	Parent Company $	Subsidiary Guarantors $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Operating activities
Net earnings (loss) for the period	(9)	(33)	10	23	(9)
Items not affecting cash
Unrealized gain on derivative financial instruments	—	—	(1)	—	(1)
Amortization of transitional deferred unrealized gain	—	—	(1)	—	(1)
Depreciation and amortization	—	51	35	(7)	79
Foreign exchange loss on long-term debt	13	14	3	(14)	16
Unusual gains	—	(4)	—	—	(4)
Future income taxes	(9)	(2)	2	—	(9)
Share of results of significantly influenced companies	10	21	(1)	(31)	(1)
Share of earnings attributed to non-controlling interests	—	(1)	—	1	—
Other	1	2	3	—	6

	6	48	50	(28)	76
Change in non-cash working capital components	26	(62)	(12)	(2)	(50)

	32	(14)	38	(30)	26

Investment activities
Purchases of property, plant and equipment	—	(22)	(30)	—	(52)
Business acquisitions, net of cash acquired	—	(22)	(7)	—	(29)
Business disposals, net of cash disposed	—	14	—	—	14
Other assets	(37)	83	(8)	(41)	(3)

	(37)	53	(45)	(41)	(70)

Financing activities
Bank loans and advances	—	25	2	(7)	20
Change in revolving credit facilities, net of related expenses	(6)	82	27	(53)	50
Increase in long-term debt	—	41	14	(50)	5
Payments of long-term debt	—	(69)	(22)	68	(23)
Net proceeds from issuance of shares	1	(1)	—	1	1
Dividends	(7)	(16)	(15)	31	(7)

	(12)	62	6	(10)	46

Change in cash and cash equivalents during the year	(17)	101	(1)	(81)	2
Translation adjustments on cash and cash equivalents	—	—	—	1	1
Cash and cash equivalents—Beginning of period	17	21	16	(27)	27

Cash and cash equivalents—End of period	—	122	15	(107)	30

	For the six-month period ended June 30, 2003
	Parent company $	Subsidiary Guarantors $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Operating activities
Net earnings for the period	45	4	11	(15)	45
Items not affecting cash
Depreciation and amortization	4	44	30	(7)	71
Foreign exchange gain on long-term debt	(36)	(13)	(6)	—	(55)
Loss on long-term debt refinancing	—	11	10	—	21
Future income taxes	5	(8)	—	1	(2)
Share of results of significantly influenced companies	36	(2)	—	(32)	2
Other	2	4	—	2	8

	56	40	45	(51)	90
Change in non-cash working capital components	(1)	(50)	(31)	—	(82)

	55	(10)	14	(51)	8

Investment activities
Purchases of property, plant and equipment	(4)	(32)	(18)	—	(54)
Business acquisitions, net of cash acquired	—	—	(11)	—	(11)
Other assets	(698)	(3)	(1)	702	—

	(702)	(35)	(30)	702	(65)

Financing activities
Bank loans and advances	1	(44)	2	(22)	(63)
Issuance of senior notes, net of related expenses	668	—	169	—	837
Change in revolving credit facility, net of related expenses	259	76	18	(76)	277
Increase in other long-term debt	—	711	79	(746)	44
Payments of other long-term debt	(197)	(647)	(229)	84	(989)
Premium paid on redemption of unsecured senior notes	—	(8)	(7)	—	(15)
Net proceeds from issuance of shares	1	24	—	(24)	1
Redemption of common shares and preferred shares of a subsidiary	(4)	(16)	—	—	(20)
Dividends	(7)	(38)	(14)	52	(7)

	721	58	18	(732)	65

Change in cash and cash equivalents during the period	74	13	2	(81)	8
Translation adjustments on cash and cash equivalents	—	(6)	(3)	3	(6)
Cash and cash equivalents—Beginning of period	—	15	23	—	38

Cash and cash equivalents—End of period	74	22	22	(78)	40

e)    Summary of differences between Canadian and United States generally accepted accounting principles

        The unaudited consolidated financial statements of the Company as at June 30, 2004 and for the six-month periods ended June 30, 2004 and 2003 have been prepared in accordance with Canadian GAAP. In addition, the supplemental condensed consolidated financial information in note a), b), c) and d) has been prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Such differences as they relate to the Subsidiary Guarantors are summarized below.

  Reconciliation of net earnings (loss), shareholders' equity and balance sheet

  i)
  The following summary sets out the material adjustments to the Subsidiary Guarantors' net earnings (loss), shareholders' equity and balance sheet which would be made in order to reconcile to U.S. GAAP:

  Reconciliation of net earnings (loss) of Subsidiary Guarantors

	Note	For the six-month period ended June 30, 2004 $	For the six-month period ended June 30, 2003 $
Net earnings (loss) under Canadian GAAP		(33)	4
U.S. GAAP adjustments:
Unrealized exchange gains (losses) arising from foreign exchange forward contracts	(iii)	(3)	5
Unrealized gains arising from change in fair values of commodity derivative financial instruments	(iv)	1	—
Unrealized gains from interest rate swaps	(v)	—	1
Employee future benefits	(vi)	—	1
Tax effect on above adjustments		1	(2)

Net earnings (loss) under U.S. GAAP		(34)	9

  Reconciliation of shareholders' equity of Subsidiary Guarantors

	Note	As at June 30, 2004 $	As at December 31, 2003 $
Shareholders' equity under Canadian GAAP		568	454
U.S. GAAP adjustments:
Start-up costs	(ii)	(6)	(6)
Unrealized exchange gains arising from foreign exchange forward contracts	(iii)	2	5
Unrealized gains arising from change in fair values of commodity derivative financial instruments	(iv)	2	1
Employee future benefits	(vi)	(2)	(2)
Minimum pension liability	(vii)	(16)	(16)
Tax effect on above adjustments		7	5

Shareholders' equity under U.S. GAAP		555	441

  Reconciliation of balance sheet of Subsidiary Guarantors

		As at June 30, 2004		As at December 31, 2003
	Note	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Other assets and goodwill	(ii)(iii)(iv)
(long-term)	(v)(vi)	409	406	116	116
Accounts payable and accrued liabilities	(iii)(iv)(v)	264	262	211	211
Long-term debt excluding current portion	(viii)	1,164	1,164	767	767
Other liabilities (long-term)	(vi)(vii)	195	205	163	177
Shareholders' equity	(ii) to (x)	568	555	454	441
  ii)
  Under Canadian GAAP, start-up costs are deferred and amortized over a period not exceeding five years. Under U.S. GAAP, start-up costs are accounted for under Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-up Activities", and included in the statement of earnings in the period they are incurred. Amortization for the six-month periods ended June 30, 2004 and 2003 was respectively $0.3 million and $0.4 million.

  iii)
  Under Canadian GAAP, gains and losses arising from foreign exchange forward contracts used to hedge anticipated sales or purchases are charged to earnings as an adjustment of sales or cost of sales when the underlying sale or purchase is recorded. Under U.S. GAAP, the foreign exchange forward contracts of the Subsidiary Guarantors are not designated as hedges as defined in SFAS 133, "Accounting for Derivative Instruments and Hedging Activities"; therefore, the unrealized gains and losses arising from these contracts are charged to earnings as they arise.

  iv)
  Under Canadian GAAP, gains and losses arising from swap commodity contracts are charged to earnings only when realized. Under U.S. GAAP, the unrealized gains and losses arising from these contracts, which do not meet the requirements of hedging as defined in SFAS 133, are charged to earnings.

  v)
  Under Canadian GAAP, unrealized gains and losses on interest rate swaps designated as hedges are not recognized in the financial statements. Under U.S. GAAP, these contracts are not designated as hedges and therefore, the unrealized gains and losses are charged to earnings.

  vi)
  Before the adoption of CICA 3461, "Employee Future Benefits", on January 1, 2000, the discount rate used in the measurement of pension costs and obligations under U.S. GAAP differed from the one used under Canadian GAAP. In addition, as allowed by Canadian GAAP before January 1, 2000, the Subsidiary Guarantors recognized post-employment costs and obligations using the cash basis of accounting. Under CICA 3461, the treatment of pension costs is not materially different from U.S. GAAP. The remaining adjustments result from the amortization of actuarial gains and losses which arose prior to January 1, 2000.

  vii)
  Under U.S. GAAP, a minimum pension liability adjustment must be recorded when the accumulated benefit obligation of a plan is greater than the fair value of its assets. The excess of this liability over the intangible asset, which can also be recorded for the plan, is recorded in comprehensive earnings in shareholders' equity.

  viii)
  Under U.S. GAAP, dividends on mandatorily redeemable preferred shares would have been charged directly to retained earnings and not to earnings as under Canadian GAAP. In addition, under U.S. GAAP, these dividends would have been shown as a financing activity in the cash flow statement and not as an operating activity, as required under Canadian GAAP and the preferred shares would be disclosed separately on the balance sheet between long-term debt and shareholders' equity.

  ix)
  Comprehensive earnings

	For the six-month period ended June 30, 2004 $	For the six-month period ended June 30, 2003 $
Net earnings (loss) under U.S. GAAP	(34)	9
Translation adjustments	6	(18)

Comprehensive earnings under U.S. GAAP	(28)	(9)

  x)
  Accumulated other comprehensive earnings

	As at June 30, 2004 $	As at December 31, 2003 $
Cumulative translation adjustments	(63)	(69)
Cumulative minimum pension liability adjustments, net of tax	(10)	(10)

	(73)	(79)

  xi)
  Changes in non-cash operating working capital components for the Subsidiary Guarantors are as follows:

	For the six-month period ended June 30, 2004 $	For the six-month period ended June 30, 2003 $
Decrease (increase) in Accounts receivable	(13)	(7)
Inventories	2	(19)
Increase (decrease) in Accounts payable and accrued liabilities	(51)	(24)

	(62)	(50)